June 1, 2005


By facsimile to (212) 373-2042 and U.S. Mail


John B. Ross, Esq.
Vice President and General Counsel
Scotsman Holdings, Inc.
8211 Town Center Drive
Baltimore, MD 21236

Re:	Scotsman Holdings, Inc.
	Registration Statement on Form S-1
	Filed April 29, 2005
	File No. 333-124459
	Annual Report on Form 10-K for the fiscal year ended December
31, 2004 and
	Subsequent Exchange Act Reports
File No. 33-78954

Dear Mr. Ross:

	We reviewed the filings and have the comments below. Our page references below are to the filing`s courtesy copy.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. If applicable, comments on the S-1 are comments on the 10-K and subsequent Exchange Act reports and vice versa. Revise future filings under the Exchange Act to comply with applicable comments below on the S-1.

2. We note that information is omitted throughout the S-1. To the extent practicable, complete the information before you amend the S-
1.

3. If you intend to include artwork in the registration statement, submit the artwork for our review before the registration statement`s effectiveness. For any artwork included in the registration statement:

* Ensure that the artwork does not serve as a substitute for or as a supplement to the prospectus` summary and business sections.

* Ensure that any graphical presentation and accompanying text provide a balanced view of Scotsman Holdings and its business.

* Limit any artwork on the prospectus` inside front cover page to a single page.

* Limit any graphics to a pictorial depiction of Scotsman
Holdings`
products and services with simple labels or phrases that are directed to investors. Explain the graphical representations` meaning and significance.

* Include any information about Scotsman Holdings` third party relationships in the prospectus` business section. Explain the relevance and significance of any third party relationship.

* Place any promotional material in the business section where it can be analyzed and understood in its proper context.

Prospectus` Outside Front Cover Page

4. We note that you omit an estimated price range for the
offering.
You may omit an estimated price range in the first amendment, provided you give us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement`s effectiveness. We consider estimated price ranges of up to $2.00 if under $20.00 or 10%
if over $20.00 to be a good faith estimate for purposes of requirements under the Securities Act. Further, confirm that you will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers. See Item 501(b)(3)
of Regulation S-K and the item`s instructions.

Prospectus` Inside Front Cover Page

5. Move the paragraphs after the table of contents on pages i and ii so that they follow the summary and risk factors sections. See Item
502 of Regulation S-K and section IV.B. of Release No. 33-7497. If your underwriter eliminates the prospectus` outside back cover page, you may include disclosure of dealer prospectus delivery obligation on page i. Otherwise, move that disclosure to the prospectus` outside back cover page. See Item 502(b) of Regulation S-K.

Summary, page 1

6. The summary is much too detailed and includes information about Scotsman Holdings and its business best included elsewhere in the prospectus. Revise so that the summary highlights in a brief overview the key aspects or features of Scotsman Holdings and its business. In particular, delete or condense significantly "Competitive Strengths" and "Growth Strategy." See Item 503(a) of Regulation S-K. To the extent that you retain disclosure of this nature, ensure that you balance it by summarizing significant attendant risks.

7. We note that you present some key financial metrics for the year ended December 31, 2004, including revenue, EBITDA, and operating cash flows. We also note that a similar presentation is included in your earnings releases, such as the one in the Form 8-K that you filed on May 10, 2005. It appears to us that these metrics present a very limited view of your business. Since a significant amount of your revenue is produced from rentals, it appears to us that you should disclose investing and financing cash flows whenever you disclose operating cash flows, including here and on pages 10, 27, and 45. It also appears to us that you should disclose net income
(loss) here and on page 45. Also comply with this comment in future filings.

Risk Factors, page 12

8. Some risk factors` captions or headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the first, second, third, fifth, eighth, ninth, tenth, eleventh, twelfth, thirteenth, fifteenth, seventeenth, twenty-first, and twenty-fifth risk factors. State succinctly the risk that flows from the fact or uncertainty.

9. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example,

* The fourth risk factor states that you obtain a "significant" portion of your revenues from the rental and sales of modular classrooms to public school districts. Quantify the portion of your revenues attributable to those rentals and sales during the periods presented in the financial statements.

* The eighth risk factor states that you obtain a "large" portion of your revenues from sales of modular space units to customers.
Quantify the portion of your revenues attributable to those sales during the periods presented in the financial statements.

* The thirteenth risk factor states that your net operating losses or
NOLs could provide a benefit to you, if fully used, of significant future tax savings. Quantify the amount of your NOLs.

* The fifteenth risk factor states that you will incur
"significant"
additional legal, accounting, and other expenses because of recent
regulatory initiatives.   Quantify the known or estimated
additional
expenses that you expect to incur.

* The seventeenth risk factor states that you are dependent on third parties to manufacture your products. State whether you have entered into any long term purchase agreement or contract with a third party to manufacture your products.

10. Avoid citing risks that are vague or that are boilerplate risks applicable to any company at any time. For example, it is unclear why the intent not to pay dividends as described in the twenty-fifth risk factor makes this offering speculative or risky. Similarly, the twelfth risk factor does not explain why this is a particular risk to you at this time. For example, is there something in particular such as retirements or lack of binding employment agreements that would cause key personnel to leave? Review all risk factors, and revise or remove them as necessary to comply with this comment.

11. Some risk factors include language like "we cannot assure."
For
example, refer to the seventeenth and twenty-first risk factors.
Since the risk is the situation described and not your inability to assure, revise.

12. Refer to the twenty-first risk factor. Quantify your debt service requirements.

13. Refer to the twenty-third risk factor. Quantify your pro forma tangible book value per share.

Disclosure Regarding Forward-Looking Statements, page 20

14. We note the bullet point referring to an industry overcapacity.
If an overcapacity exists currently, include the disclosure in an appropriate risk factor and what impact that could have on your business.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Results of Operations, page 34

15. Revise the discussion of your results of operations to provide a more comprehensive explanation of the specific reasons for the increase in delivery and installation as a percent of total revenues, the nature of other revenues, and the impact of the margins related to other revenues on gross profits.

Liquidity and Capital Resources, page 38

16. We note your disclosures related to operating cash flows and EBITDA. A significant amount of your revenue is produced from rentals, and producing rental revenues requires you to make expenditures on your rental fleet. Since operating cash flows and EBITDA exclude these expenditures, it appears to us that you should address clearly the potential limitations of these measures in evaluating your operations. It also appears to us that you should disclose clearly that operating cash flows and EBITDA should not be evaluated without also considering investing and financing cash flows and net income (loss).

17. Address the factors that resulted in accounts receivable increasing at a higher rate than revenue during the most recent year and interim period.

18. In the tabular presentation of your investment in the lease fleet, present separately the capital expenditures on new units from betterments.


Contractual Obligations, page 40

19. Revise the table to include the cash requirements for interest, and disclose the assumptions used to estimate these amounts.

Critical Accounting Policies and Estimates
Depreciation of rental equipment, page 41

20. Based on the materiality of your rental fleet to total assets, revise your current disclosures to include a sensitivity analysis to show the impact on earnings of changes in the estimates of the useful lives and residual value of your rental fleet. Refer to Item 303(a)(3) of Regulation S-K and Release No. 33-8350.

Critical Accounting Policies and Estimates
Contingencies, page 42

21. Revise your disclosures to address the methodology and assumptions underlying your estimates, the effect they had on your financial statements, and the effect of changes in those estimates.
Revise specifically your disclosures related to self insurance liabilities to provide a roll-forward for each period, and, if applicable, to address the reasons for material fluctuations in the amounts accrued each period.

Critical Accounting Policies and Estimates
Goodwill Impairment, page 42

22. We note that your critical accounting policy discussion is substantially repetitious of your accounting policy in note 2 to the consolidated financial statements. Expand your disclosure to discuss the significant assumptions and judgments that are involved in the policy and the impact that changes in these underlying assumptions and judgments could have on your financial statements. Address how the goodwill arose, and disclose the date of your annual goodwill assessment. Also explain your policy for allocating purchase prices and address why other identifiable intangible assets are nominal.

After the Refinancing Transactions, page 40

23. Discuss liquidity on both a long term and a short term basis.
See Item 303(a) of Regulation S-K and instruction 5 to Item
303(a).

24. Expand upon your statement that your interest expense will be reduced significantly after the refinancing transactions to explain why this will occur and how an increase in interest rates may offset this reduction.

Management, page 57

25. We note the disclosures on page 65 that you expect to adopt a new equity award plan, an incentive plan, and to enter into new employment agreements with your executive officers. Confirm before the registration statement`s effectiveness that you will disclose in future filings the material provisions of those plans and agreements, including the term or duration of the employment agreements, and that you will file the plans and agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Description of Other Indebtedness, page 77

26. Confirm before the registration statement`s effectiveness that you will disclose in future filings the limits of all material financial ratios and tests under the new credit facility and whether you are in compliance with those ratios and tests. Also confirm that you will disclose the interest rate on borrowings under the new credit facility before the registration statement`s effectiveness.

Description of Capital Stock, page 80

27. Delete the qualification of this summary by reference to documents and laws outside of the prospectus. The qualification is permitted under Rule 411(a) of Regulation C under the Securities Act only where a summary of a particular document is required or where contemplated by the form.

Certain U.S. Federal Tax Considerations for Non-U.S. Holders, page
85

28. Delete the word "certain" from the heading and the introductory paragraph. You should discuss all material tax consequences in this section. Further, remove the sentence in the last paragraph that the discussion is for "general information only" because this may imply that investors are not entitled to rely on this information.

Underwriting, page 88

29. Confirm that there are no agreements or understandings between Citigroup Global Markets Inc. and any of the persons subject to the lock-up agreement to permit those persons to resell their shares before the lock-up period`s expiration. Also describe briefly the factors that Citigroup Global Markets Inc. would consider in determining whether to consent to the sale of shares by those persons before the lock-up period`s expiration.

30. Advise us whether the underwriters have reserved shares for sales to persons with a relationship to you, for example, affiliates, employees, or business partners such as significant suppliers, customers, and joint ventures. If they have, indicate the amount of shares reserved, and provide us a copy of the materials that you sent or plan to send to directed share program participants.

31. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares.
Describe their procedures to us or confirm that the Division`s Office of Chief Counsel has reviewed the procedures. If you discuss the procedures, tell us how they ensure that the distribution complies with section 5 of the Securities Act. In particular, you should discuss:

* Communications used.

* Availability of the preliminary prospectus.

* Manner of conducting the distribution and sale such as the use of indications of interest or conditional offers.

* Funding of an account and payment of the purchase price.

If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, supplement promptly your response to identify those members and provide us a similar description of their procedures. Also include a brief description of any electronic distribution in the prospectus. We note the disclosure in the fifth paragraph on page 90.

32. Specify the legal matters that will be approved by counsel as part of the underwriters` obligation to purchase the shares.

33. Expand upon the statement that the representatives may change the public offering price and other terms. Disclose how these changes will be communicated to investors.

34. Tell us whether you or your underwriters have any arrangements with any third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us a copy of any written agreement. Also provide us copies of all information concerning the issuer or the prospectus that has appeared on the third party`s website. If you enter subsequently into any such arrangement, supplement promptly your response.

Where You Can Find More Information, page 91

35. Delete the language that statements contained in the prospectus about the contents of any agreement, contract, or other document "are not necessarily complete" and are "qualified by reference." Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements "are not necessarily complete," disclose that all material provisions of the agreement, contract, or other document are discussed in the prospectus.

Consolidated Financial Statements

36. Provide updated financial and related disclosures as required by
Rule 3-12 of Regulation S-X.

Consolidated Statements of Changes in Stockholders` Equity, page
F-5

37. Provide a total amount for comprehensive income (loss) for each period presented as required by paragraph 22 of SFAS 130. It appears to us that the current subtotals of comprehensive income (loss) include beginning equity.

38. We note that you adopted SFAS 123 and used the modified prospective method permitted by SFAS 148. Tell us how you determined that an adjustment to additional paid-in capital was not necessary upon your adoption. Refer to paragraph 2.c. of SFAS 148.

Note 2.  Summary of Significant Accounting Policies
2(e) Leasing Operations, page F-8

39. In light of the carrying amount and range in useful lives, disclose the weighted average useful life of your rental equipment.

40. Based on your current accounting policy, we assume that you depreciate rental equipment regardless of whether it is currently rented. Confirm our assumption, or clarify your policy.

41. Clarify how you distinguish between improvements and betterments and replacement items and repairs and maintenance. Disclose the amounts that you expensed for replacement items and repair and maintenance during each period, and, if applicable, address the reasons for material fluctuations in MD&A.

2(h) Goodwill, page F-8

42. We note that for purposes of testing goodwill impairment you aggregate your geographic regions into one reporting unit. We also note that, as disclosed on page F-12, each geographic region appears to be an operating segment and that you aggregate these operating segments into one reportable segment. Explain to us how you determined your reporting units based on the requirements of paragraph 30 of SFAS 142 and EITF Topic D-101. Reporting units may be aggregated for goodwill impairment testing only if they are components of an operating segment and have similar economic characteristics. Since it appears to us that each of your geographic regions is an operating segment, they may not be aggregated for goodwill impairment testing. Also, based on the nature of your business, we do not understand how or why each of your branch offices would not meet the definition of a reporting unit based on the requirements of paragraph 30 of SFAS 142. Clarify or revise.

2(k) Stock-based Compensation, page F-9

43. It appears that you did not recognize any stock compensation expense from the modifications made for the continuation of certain employees` options after their termination. Tell us how you determined that no incremental value was created for vested or unvested options. Refer to paragraph 35 of SFAS No. 123.

2(o) Revenue Recognition, page F-11

44. Provide us a comprehensive discussion of the objective evidence of fair value of your equipment leasing fees. We note your disclosure in the business section that your fees are subject to competitive pricing pressures. Given these pressures, tell us how you have evidence of fair value of leasing fees. Also tell us how you determined that you have a sufficient history of leases not containing delivery or installation services from which you estimated fair value. Tell us your yearly averages of leases with and without delivery and installation services.

45. Tell us about the timing of the completion of your delivery and installation services and the contractual timing of the beginning of leasing fees. Do rental fees begin before delivery and installation services have been completed? If so, tell us how you have considered those circumstances in your revenue recognition policy.

46. Provide us a more comprehensive explanation of the nature of your long term contracts, and demonstrate to us how and why you determined that the percentage of completion method of accounting is appropriate and complies with SOP 81-1.

47. Disclose your revenue recognition policies for items within your
"other" revenue line item.

2(q) Business Segment, page F-12

48. Demonstrate to us how you determined that your geographic regions may be aggregated into one reportable segment based on the requirements of paragraph 17 of SFAS 131. Provide us quantified historical information that supports your conclusion that each geographic region has similar economic characteristics. Also provide us copies of your internal reports.

Note 3.  Acquisitions, page F-12

49. Disclose how you assessed that your investment in Wiron is recorded at the lower of cost or market value.

Note 7.  Income Taxes, page F-17

50. Provide us additional information about the facts and circumstances surrounding the change in estimate of the future effects of state income taxes on cumulative temporary differences. Tell us the specific factors that resulted in this material change and how you determined that it is recorded in the appropriate period.
Also explain to us why this expense related to state income taxes appears to be reflected in deferred foreign tax expense.

Note 8.  Commitments and Contingencies, page F-20

51. Disclose when you expect to receive the $1.6 million in damages, and disclose whether you believe that this recovery is "probable." If you do not believe that this recovery is probable, explain to us your basis for deferring this amount.


Note 11.  Assets Held for Sale, page F-22

52. Provide us a comprehensive explanation of the facts and circumstances surrounding the assets selected for disposition and the basis for determining the amount of the impairment that you recorded.
Tell us the range and weighted average useful lives of these assets, and explain why their condition was such that you determined that no further investment was warranted. Given this impairment, provide us a comprehensive explanation of how you determined that your estimated useful lives and salvage values for your rental fleet are still appropriate. Tell us how you considered the fact that older units need to be refurbished for you to realize rental rates comparable to that of new units in your estimates. Tell us the average remaining useful life of the rental units that you have sold during each period versus the average remaining useful life of the assets that you identified as impaired.

Note 12.  Hurricane Damage and Recovery, page F-23

53. Disclose when you expect to receive the $2.9 million insurance recovery, and disclose whether you believe that this recovery is "probable." If you do not believe that this recovery is probable, explain to us your basis for recording this amount.

Note 13.  Prepaid Expenses and Other Current Assets, page F-23

54. Disclose your accounting policy for inventory.

Exhibits

55. We note that you intend to file by amendment numerous exhibits, including the underwriting agreement and the legality opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement`s effectiveness.

10-K

Item 9A.  Controls and Procedures, page 43

56. We note the disclosure that your chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized, and reported as and when required.
Confirm and revise future annual and quarterly filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective also for the purpose of ensuring that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management to allow timely decisions about the required disclosures. See Rule
13a-15(e) under the Exchange Act. Alternatively, you may disclose that your officers concluded that your disclosure controls and procedures are effective without subsequently defining disclosure controls and procedures.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, Scotsman Holdings may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Scotsman
Holdings thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Scotsman Holdings and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Scotsman Holdings requests acceleration of the registration statement`s effectiveness, Scotsman Holdings should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Scotsman Holdings from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Scotsman Holdings may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the
Commission or any person under the United States` federal securities laws.


	The Commission`s Division of Enforcement has access to all information that Scotsman Holdings provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Patricia
A.
Armelin, Staff Accountant, at (202) 551-3747 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Christopher B. Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	John C. Kennedy, Esq.
	Paul, Weiss, Rifkind, Wharton & Garrison LLP
	1285 Avenue of the Americas
	New York, NY 10019

	Jeffrey D. Karpf, Esq.
	Cleary Gottlieb Steen & Hamilton LLP
	1 Liberty Plaza
	New York, NY 10006




John B. Ross, Esq.
June 1, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE